As filed with the Securities and Exchange Commission on March 19, 1998

                                                     Registration No. 333-45699

                       SECURITIES AND EXCHANGE COMMISSION

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             RESOURCE AMERICA, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   72-0654145
                      (I.R.S. Employer Identification No.)

              1521 Locust Street, Philadelphia, Pennsylvania 19102
       (215-546-5005) (Address, including zip code, and telephone number, including area code, of registrant's
                          principal executive offices)

        Steven J. Kessler, 1521 Locust Street, Philadelphia, Pennsylvania 19102 (215-546-5005) (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                            J. Baur Whittlesey, Esq.
                            Ledgewood Law Firm, P.C.
                               1521 Locust Street
                             Philadelphia, PA 19102
                                 (215) 735-0663

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box [ ].

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under The Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [].

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED MARCH ____, 1998



PROSPECTUS


                                     [LOGO]



                             RESOURCE AMERICA, INC.


                                  Common Stock

         The shares (the "Shares") of Resource America, Inc. (the "Company") Common Stock (the "Common Stock") offered hereby may be sold by the persons named in "Selling Shareholders" from time to time on the Nasdaq Stock Market ("Nasdaq") or otherwise, in special offerings, secondary distributions pursuant to and in accordance with applicable rules, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions form Selling Shareholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). Selling Shareholders may, as and when Rule 144 under the Securities Act of 1933, as amended, is available, sell shares covered by this Prospectus in one or more transactions under said Rule. See "Plan of Distribution."

         The Common Stock is listed for trading on Nasdaq under the symbol "REXI." On March 18, 1998, the last reported sale price for the Common Stock was $54.50 per share.

         The Company will not receive any part of the proceeds from the sale of the Shares. The Company has agreed to pay certain registration expenses in connection with the offering (excluding brokerage commissions) estimated at approximately $50,551.32.

         The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 7 hereof for a discussion of certain factors that should be considered carefully by prospective purchasers.

                                 _______________


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March _____, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commission's Internet address at http://www.sec.gov. The Company's Common Stock is authorized for quotation on Nasdaq and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (No. 333-45699) (together with any amendments thereto, the "Registration Statement"), under the Securities Act, with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or incorporated by reference therein.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, previously filed with the Commission (File No. 0-4408) pursuant to Section 13 of the Exchange Act, are incorporated by reference herein and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended September 30, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997; (iii) the Company's Current Report on Form 8-K dated January 14, 1998; (iv) the Company's Registration Statement on Form S-3 (no. 333-47393) filed March 5,
1998; and (v) the description of the Common Stock contained in Form 8-A, including any amendment or report filed for the purpose of updating such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

         The Company will provide without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits not specifically incorporated by reference therein). Written or oral requests for such copies should be directed to: Secretary, Resource America, Inc., 1521 Locust Street, Philadelphia, Pennsylvania 19102 (215) 546-5005.

                                   THE COMPANY

         The Company operates a specialty finance focused on real estate finance and equipment leasing. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry and it continues to have energy industry operations, including natural gas and oil production. Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two main businesses: real estate finance and equipment leasing. Within its real estate finance business, the Company has developed a commercial mortgage loan acquisition and resolution business and a non-conforming residential mortgage lending business. The Company has also sponsored a real estate investment trust and currently owns 15% of the trust's common shares of beneficial interest. Within its equipment leasing business, the Company focuses primarily on small ticket equipment lease financing, although it also manages five publicly-owned equipment leasing partnerships and has a lease finance placement and advisory business.

         The Company's commercial mortgage loan acquisition and resolution business involves the purchase at a discount of troubled commercial real estate mortgage loans and the restructuring and refinancing of those loans. These loans are generally acquired from private market sellers, primarily financial institutions, for net investments generally ranging from $1 million to $15 million. Loans acquired by the Company typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since fiscal 1991 (when it entered this business), and through December 31, 1997, the Company's aggregate commercial mortgage loan portfolio has grown to 43 loans with aggregate outstanding loan balances of $318.3 million. These loans were acquired at an investment cost of $120.4 million (including subsequent advances, which had been anticipated by the Company at the time of acquisition and were included in its analysis of loan costs and yields, and senior lien interests to which the properties were subject at the time of loan acquisition). During the fiscal years ended September 30, 1997, 1996 and 1995, the Company's yield on its net investment in commercial mortgage loans (including gains on sale of senior lien interests in, and gains, if any, resulting from refinancings of commercial mortgage loans) equalled 35%, 36% and 35%, respectively, while its gross profit (revenues from loan activities minus costs attributable thereto, including interest and provision for possible losses, and less depreciation and amortization, without allocation of corporate overhead) from its commercial mortgage loan activities for the same periods were $16.5 million, $6.3 million and $5.3 million, respectively. The yield on net investment in commercial mortgage loans for the quarter ended December 31, 1997 was 30%, while gross profit for that period was $7.3 million.

         The Company seeks to reduce the amount of its own capital invested in commercial mortgage loans after their acquisition, and to enhance its returns, through sale at a profit of senior lien interests in its loans (typically on a recourse basis) or through borrower refinancing of the properties underlying its loans. At December 31, 1997, senior lenders held outstanding obligations of $93.2 million. At December 31, 1997, the ratio of operating cash flow (based upon (i) with respect to loans acquired prior to October 1, 1997, cash flows for the quarter ended December 31, 1997, and (ii) with respect to loans acquired on or after October 1, 1997, cash flow estimates, historical information or information on cash flows for periods other than for the quarter ended December 31, 1997) to the required debt service on senior lien interests averaged 2.46 to 1. The excess of operating cash flow over required debt service on senior lien obligations is, pursuant to agreements with the borrowers, generally retained by the Company as debt service on the outstanding balance of the Company's loans.

         The Company's residential mortgage lending business provides first and second mortgage loans on one-to-four family residences to borrowers who typically do not conform to guidelines established by the Federal National Mortgage Association because of past credit impairment or other reasons. Through its subsidiaries, Fidelity Mortgage Funding, Inc. ("FMF"), which commenced lending operations in October 1997, and Tri-Star Financial Services, Inc. ("Tri-Star"), which was acquired in November 1997, the Company is licensed as a residential mortgage lender in 23 states and is currently originating loans in 11 states (Connecticut, Delaware, Indiana, Kentucky, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania and Virginia). The Company concentrates on mid-size residential mortgage loans with a targeted average loan of approximately $50,000. The Company markets its services directly to consumers and anticipates establishing "private label" lending programs (that is, programs where the Company will process, fund and service loans originated by an institution, under the institution's name) for institutions which, because of a lack of expertise in the area or for other reasons, do not otherwise make non-conforming loans. The Company pursues a strategy of selling its residential mortgage loan portfolio on a regular basis. The Company is currently an approved loan seller to 16 investors.

         The Company sponsored Resource Asset Investment Trust ("RAIT"), a real estate investment trust which is publicly traded on the American Stock Exchange. The Company sold 10 loans and senior lien interests in two other loans to RAIT in January 1998. The aggregate price paid by RAIT for the loans and the participations was $20.1 million (including $2.0 million attributable to senior lien interests acquired with such purchase) by the Company in anticipation of sale of the loans to RAIT and thereafter sold to RAIT, at cost. The Company realized a gain on this sale of $3.0 million. The Company anticipates selling further loans to the RAIT.

         The Company's equipment leasing business commenced in September 1995 with the acquisition of an equipment leasing subsidiary of a regional insurance company. Through this acquisition, the Company manages five publicly-held equipment leasing partnerships involving $49.8 million (original equipment cost) in leased assets at December 31, 1997. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company utilized in fiscal 1996 as a basis for the development of an equipment leasing business for its own account. As part of its development of this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution. The Company's operational strategy for equipment leasing is to focus on leases with equipment costs of between $5,000 to $100,000 ("small ticket" leasing), with a targeted average transaction of approximately $10,000 per lease. The Company markets its equipment leasing products through vendor programs with equipment manufacturers, distributors and other vendors such as Minolta Corporation and Lucent Technologies, Inc. The Company believes that the small ticket leasing market is under-served by equipment lessors, banks and other financial institutions, affording the Company a niche market with significant growth potential. During the first quarter of fiscal 1998, the Company received 3,608 lease applications involving equipment with an aggregate cost of $47.8 million, approved 1,907 applications involving equipment with an aggregate cost of $18.6 million, and entered into 1,551 transactions involving equipment with an aggregate cost of $16.0 million. During fiscal 1997, the Company received 8,344 lease proposals involving equipment with an aggregate cost of $113.4 million, approved 5,054 such proposals involving equipment with an aggregate cost of $67.2 million and entered into 3,214 transactions involving equipment with an aggregate cost of $34.6 million.

         The Company pursues a strategy of selling equipment leases originated by it in bulk on a servicing retained basis. During the first quarter of fiscal 1998 and during fiscal 1997, the Company sold equipment leases with an aggregate book value of approximately $14.4 million and $30.2 million, respectively, to third parties. The Company's income from retained servicing was not material during either the first fiscal quarter of 1998 or fiscal 1997.

         The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At December 31, 1997, the Company had a net investment of $12.4 million in its energy operations, including interests in 1,264 individual wells (including overriding interests) owned directly by the Company or through 64 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of cash flow and tax benefits. From time to time, the Company receives indications of interest in the acquisition of its energy operations, and continually pursues the increase of its reserve base through selective acquisition of producing properties and other assets. Within the past nine months, the Company has acquired the assets of two small energy companies.

                                  RISK FACTORS

         In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock. The cautionary statements set forth below and elsewhere in this Prospectus, or which are incorporated by reference herein, should be read as accompanying forward-looking statements included or incorporated by reference herein. The risks described in the statements set forth below could cause the Company's results to differ materially from those expressed in or indicated by such forward-looking statements.

General

         Ability to Generate Funding for Growth. The success of the Company's future operations will depend largely upon the continued availability of outside funds for its real estate finance and equipment leasing operations. Funding for the Company's operations has been derived from a number of different sources, including internally generated funds, borrowings, and the sale of its notes and Common Stock. The future availability of third-party financing for each of the Company's specialty finance businesses will depend on a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size, pricing and liquidity of the markets for the types of mortgage loans or equipment leases in the Company's portfolio and the financial performance of the Company's loans and equipment leases. There can be no assurance that the Company will be able to generate funding on satisfactory terms and in acceptable amounts and thus sustain its growth. Moreover, any failure to renew or obtain adequate funding under a credit or financing facility or other borrowing could have a material adverse effect on the Company's results of operations and financial condition. To the extent the Company is not successful in maintaining or replacing existing financing, and, in particular, replacing or refinancing the $115.0 million principal amount of its 12% Senior Notes (the "Senior Notes") when they become due in August 2004, the Company would have to curtail its activities (and, with respect to the Senior Notes, possibly sell assets in order to repay the Senior Notes), which would have a material adverse effect on the Company's results of operations and financial condition.

         Certain Financing Limitations Imposed by Senior Notes. The Indenture pursuant to which the Senior Notes were issued permits the Company to incur both secured and unsecured debt in the future, subject to specific limitations. Such limitations include (i) a prohibition against incurring debt, of equal seniority with or junior to the Senior Notes, which has a maturity prior to that of the Senior Notes, and (ii) a prohibition from incurring further debt where the ratio of debt (excluding debt used to acquire mortgage loans, equipment leases or other assets, obligations to repurchase assets sold, guarantees of either of the foregoing and certain other obligations) to the Company's consolidated net worth would exceed 2.0 to 1.0. Such limitations may restrict the ability of the Company to obtain financing in the future.

         Ability to Generate Growth Opportunities. The success of the Company's finance operations will also depend on its continued ability to generate attractive opportunities for acquiring commercial mortgage loans at a discount and originating and reselling equipment leases and residential mortgage loans. In each area, the Company will rely primarily upon the knowledge, experience and industry contacts of its senior management to generate appropriate opportunities. There can be no assurance that the Company will generate opportunities satisfactory to it sufficient to sustain growth or that, in its commercial mortgage loan acquisition and resolution activities, the Company will be able to acquire loans in the same manner, on similar terms or at similar levels of discount as its current portfolio loans. The availability of loans for acquisition on terms acceptable to the Company, and the ability of the Company to originate satisfactory equipment leases and residential mortgage loans, will depend upon a number of factors over which the Company has no control, including economic conditions, interest rates and the market for and value of properties securing loans which the Company may seek to acquire. The Company may also be affected by competition from other acquirors of troubled loans and by the willingness of financial institutions and other entities to dispose of troubled or under-performing loans in their portfolios.

         The Company's growth strategy with respect to both equipment leasing and residential mortgage lending involves expanding these businesses through increased penetration into existing markets and expansion into new markets while maintaining satisfactory premiums on sale, interest rate spreads and underwriting criteria. Implementation of this strategy will depend in large part on the Company's ability to (i) expand its network of manufacturers, distributors and other vendors to join with the Company in vendor programs for equipment leasing and, with respect to residential mortgage lending, establishing direct-sourced origination activities in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria, (ii) hire, train and retain skilled employees, and (iii) continue to expand in the face of increasing competition from other lessors and mortgage lenders. There can be no assurance that the Company will be able to implement these growth strategies, or that such strategies will be effective.

         Risks Related to Management of Growth. The Company has recently undergone a period of significant growth, and further expansion may significantly strain the Company's management, financial and other resources. There can be no assurance that the Company will manage its growth effectively or that the Company will be able to attract and retain the personnel necessary to meet its business objectives. If the Company is unable to manage its growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

         Interest Rate Risks. As an entity engaged in real estate finance and equipment leasing, the Company will be subject to risks relating to changes in interest rates. In general, in a period of rising interest rates, the resale value of loans or leases with fixed interests rates will decrease. Changing interest rate environments will also affect the Company's rate of return on its investments. In commercial mortgage loan acquisition and resolution, a rising interest rate environment will increase the Company's cost of funds, such as the interest rates payable on new senior lien interests sold by the Company or new borrower refinancings, while not necessarily resulting in an increase in interest paid to or accrued by the Company, thus reducing the Company's return on its funds invested. Interest rate changes will also affect the Company's return on commercial mortgage loan originations. In particular, during a period of declining rates, the amounts becoming available to the Company for investment due to repayment of its commercial mortgage loans, sales of senior lien interests, borrower refinancing or (particularly with its residential mortgage loans) prepayments may be invested at lower rates than the Company had been able to obtain in prior investments, or than the rates on the repaid loans. In addition, in residential mortgage lending and equipment leasing, the return expected, and the rates charged, by the Company are based on interest rates prevailing in the market at the time of loan origination or lease approval. Until the Company's residential loans or leases are sold, they are funded from the Company's credit facilities or from working capital. Should the Company be unable to sell residential loans or leases with fixed rates within a reasonable period of time after funding, the Company's operating margins could be adversely affected by increases in interest rates. Further, increases in interest rates could cause a reduction in demand for the Company's residential mortgage and lease funding.

         Economic Slowdown May Adversely Affect Volume of Residential Mortgage Loans and Equipment Leases. Periods of economic slowdown may reduce the demand for residential mortgage loans as people elect not to purchase new homes due to economic uncertainty and also may adversely affect the financial condition of potential borrowers so that they do not meet the Company's underwriting criteria. In addition, economic slowdowns may cause a decline in real estate values. Any material decline in real estate values will reduce the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. Similarly, small businesses may defer the leasing of new equipment or may suffer a decline in profitability which would inhibit their ability to obtain lease financing. To the extent that the loan-to-value ratios of prospective borrowers' home equity collateral (for residential mortgage loans) or the debt service ratios (for equipment leasing) do not meet the Company's underwriting criteria, the volume of loans and leases originated by the Company could decline which could have a material adverse effect on the Company's operations and financial condition.

         Credit Risks. Loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Defaults by borrowers and lessees could adversely affect the Company's financial position. Upon a default, the Company will attempt to recover outstanding loan or lease balances through foreclosure, repossession of equipment or similar procedures. With respect to any particular loan or equipment lease, instituting any of these procedures could adversely impact the Company's yield on such loan or lease. There can be no assurance that, in the event of default, the amount realizable from the property securing a defaulted loan or the equipment subject to a defaulted lease will be sufficient to recover amounts invested by or owed to the Company. See "Risk Factors - Real Estate Finance Considerations - Lien Priority" and "- Equipment Leasing Considerations - Residuals."

         The commercial mortgage loans acquired in the Company's commercial mortgage loan acquisition and resolution operations typically do not provide for recourse against the borrowers and, accordingly, in seeking to collect amounts owed on a loan, the Company must rely solely on the value of the property underlying the loan to satisfy the obligation. This value will be affected by numerous factors beyond the Company's control, including general or local economic conditions, neighborhood real property values, interest rates, operating expenses (such as real estate taxes and insurance costs), occupancy rates and the presence of competitive properties. In addition, most of the Company's loans require a substantial lump sum payment at maturity. The ability of a borrower to pay a lump sum, and thus the ability of the Company to collect promptly all amounts due upon maturity, may be dependent on the borrower's ability to obtain suitable refinancing or otherwise raise a substantial amount of cash which, in turn, will depend upon factors (such as those referred to previously) over which the Company has no control. To the extent that the Company sells a senior lien position in a loan, or the loan is refinanced, the Company will typically retain a subordinated interest in the loan, which may be unsecured. See "Risk Factors - Real Estate Finance Considerations - Lien Priority." Such retained interests are relatively illiquid investments and are subject to materially increased risks of collection upon default.

         The Company focuses its marketing efforts in residential mortgage lending on borrowers who may be unable to obtain mortgage financing from conventional mortgage sources. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to borrowers who qualify to utilize conventional mortgage sources. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Further, any material decline in real estate values increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverages and increasing the possibility of a loss in the event of a borrower default. Any sustained period of increased delinquencies, foreclosures or losses after the loans are sold could adversely affect the pricing of the Company's future residential loan sales and the ability of the Company to sell its residential loans in the future.

                  The Company specializes in acquiring and originating equipment leases involving equipment with a purchase price of less than $100,000, generally involving small and mid-size commercial businesses located throughout the United States. Small business leases may entail a greater risk of non-performance and higher delinquencies and losses than leases entered into with larger lessees because small businesses generally have lesser financial resources with which to meet lease obligations and may be more susceptible to changes in economic conditions. Although the Company seeks to mitigate this risk through the use of its Small Business Credit Scoring System, its asset tracking systems and its loan servicing and collection procedures, there can be no assurance that the Company will not be subject to higher risks of default than firms leasing to larger entities. Moreover, because of the Company's short operating history in leasing, only limited performance data is available with respect to leases funded by the Company. Thus, historical delinquency and loss statistics are not necessarily indicative of future performance. The failure of the Company's lessees to comply with the terms of their leases will result in the inability of such leases to qualify to serve as collateral under the Company's warehouse facilities or to be sold to investors, which may materially adversely affect the Company's liquidity. Additionally, delinquencies and defaults experienced in excess of levels estimated by management in determining the Company's allowance for credit losses could have a material adverse effect on the Company's ability to obtain financing and effect lease sales or other transactions which may, in turn, have a material adverse effect on the Company's financial condition and result of operations.

         Dependence on Lease and Residential Loan Sales. Gains on sales of residential loans and equipment leases generated by the Company represent a material and growing source of the Company's revenues and net income, aggregating $3.2 million or 21% of the Company's revenues for the three months ended December 31, 1997. The gain on sale of leases sold represented approximately 56% of revenues from leasing operations for the quarter ended December 31, 1997 and approximately 52% of the Company's revenues from leasing operations in fiscal 1997. The gain on sale of residential mortgage loans represented 84% of the Company's revenues from residential mortgage loan operations for the quarter ended December 31, 1997 (the quarter in which such operations commenced). Furthermore, the Company will rely in significant part on proceeds from residential loan and equipment lease sales to generate cash for further investments and for repayment of borrowings used by the Company to originate residential loans and equipment leases. The Company sells virtually all of its residential loan and equipment leases in the secondary market to a limited number of institutional purchasers. Several factors affect the Company's ability to complete such lease and residential mortgage sales, including the credit quality of the Company's lease and mortgage originations, compliance of the Company's originations with eligibility requirements established by buyers, and, to the extent that such buyers engage in securitization transactions or other structured finance techniques in order to fund their purchases, conditions in the asset- backed securities markets. There can be no assurance that such purchasers will continue to purchase loans or equipment leases or that the purchase terms will be similar to those obtained by the Company to date. To the extent that the Company cannot successfully replace such purchasers or negotiate favorable terms for such purchases, the Company's results of operations and financial condition could be materially adversely affected. See "Risk Factors - Real Estate Finance Considerations - Note Received in Sale of Certain Residential Loans" and "- Equipment Leasing Considerations - Sale of Equipment Leases."

         Risks Related to Representations and Warranties in Residential Loan and Equipment Lease Sales. The Company engages in bulk residential loan and equipment lease sales pursuant to agreements that typically require the Company to repurchase or substitute loans or equipment leases in the event of a breach of a representation or warranty made to the purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or first payment default on an equipment lease or mortgage loan. Any claims asserted against the Company in the future by one of its lease or loan purchasers may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations and financial condition.

         Fluctuations in Periodic Results. The Company may experience significant fluctuations in quarterly or other periodic operating results due to a number of factors, including variations in the volume of commercial mortgage loans purchased and in the volume of residential mortgage loans and equipment leases originated by the Company, fees obtained in connection with the Company's commercial loan activities, timing of sales of senior lien interests or borrower refinancings of commercial loans, loan prepayments, differences between the Company's cost of funds and average yield on its residential mortgage loans and leases prior to sale, default rates on loans or leases originated by the Company, variations in prices obtainable, or demand for, natural gas and oil, the degree to which the Company encounters competition in its markets and general economic conditions. In addition, both the residential ending and equipment leasing businesses are relatively young and still evolving and, accordingly, involve greater uncertainties and risk of loss. As a result, results for any one quarter or period should not be relied upon as being indicative of performance in future quarters or periods.

         Competition. In each of its business operations, the Company is subject to intense competition from numerous competitors, many of whom possess far greater financial, marketing, operational and other resources than the Company and who may have lower costs of funds than the Company. In this regard, the Company will also have to compete for the capital necessary to fund both its real estate finance and equipment leasing operations based largely upon the performance of its portfolio loans and equipment leases.

         Although the commercial mortgage loan acquisition and resolution business is generally competitive in virtually all of its aspects, the Company's focus on the acquisition of troubled commercial real estate loans subject to complex and/or contentious situations is a niche in which the Company believes there are relatively few, specialized investors. In the overall market for the acquisition of real estate obligations, however, there are a substantial number of competitors (including investment partnerships, financial institutions, investment companies, public and private mortgage funds and other entities). Many of the Company's competitors possess greater financial and other resources than the Company. As a result, there can be no assurance that the Company will be able to effect acquisitions of discounted loans in the same manner and on the same terms as in the past or that there will not be significant variations in the profitability of the Company's commercial mortgage loan acquisition and resolution business.

         As an originator of residential mortgage loans and equipment leases, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies and from equipment manufacturers that finance the sale or lease of their products themselves. Furthermore, the current level of gains realized by the Company and its competitors on the sale of non-conforming residential mortgage loans is attracting and may continue to attract additional competitors into the non-conforming mortgage loan market. In the future, the Company may also face competition from, among others, governmental-sponsored entities who may enter the non-conforming mortgage market.

         Increased competition in the residential mortgage loan and equipment leasing markets could have the possible effects of (i) lowering gains that may be realized on the Company's residential mortgage loan and equipment lease sales, (ii) reducing the volume of the Company's loan and equipment lease originations and sales, (iii) increasing the demand for the Company's experienced personnel and the potential that such personnel will be recruited by the Company's competitors, and (iv) lowering the industry standard for underwriting guidelines (for example, by providing for less stringent debt service coverage or loan-to-value ratios) as competitors attempt to increase or maintain market share in the face of increased competition. See "Risk Factors - Risk of Economic Slowdown May Adversely Affect Volume of Residential Mortgage Loans and Equipment Leases" and "- Credit Risks."

         As the Company expands into new geographic or industry markets, it may face competition from residential mortgage lenders or equipment lessors with established positions in these markets. There can be no assurance that the Company will be able to successfully compete with such established lenders or lessors. Further, there can be no assurance that the Company will be able to continue to compete successfully in the markets it serves. Inability to compete successfully would have a material adverse effect on the Company's results of operations and financial condition.

         Changing Nature of Risks. The nature of the risks associated with the Company's operations have changed and are likely to continue to change over time due to a corporate strategy which emphasizes the entry into and exit from business lines based on market, economic or competitive conditions. As a result, there can be no assurance that the risks associated with an investment in the Company described in this Prospectus will not materially change in the future or that there will not be additional risks associated with the Company's future operations not described herein.

Real Estate Finance Considerations

         Troubled Status of Acquired Commercial Loans and Underlying Properties. The Company seeks to acquire commercial real estate mortgage loans at a discount from both the unpaid principal and interest amounts of the loans and the appraised value of the underlying properties. As a consequence, the Company will frequently be involved with loans that are secured by properties that, while income producing, are unable to generate sufficient revenues to pay the full amount of debt service under the original loan terms and that are frequently the subject of contentious and often complex disputes among various parties regarding application of cash flow from the underlying properties, loan terms, lease terms or similar matters. Although prior to acquisition of a loan the Company will generally negotiate with the borrower or other parties in interest and, where appropriate, make financial accommodations to take into account the operating conditions of an underlying property, resolve outstanding disputes and ensure the Company's control of the cash flow from the underlying property, there can be no assurance that the problems which existed prior to the Company's acquisition of the loan will not recur or that other problems may not arise. As a result, these loans may be subject to a higher risk of default and consequent loss to the Company than conventional loans. See "Risk Factors - General - Credit Risks."

         Lien Priority. Although in its commercial mortgage loan acquisition and resolution operations the Company normally acquires first mortgage loans, it is not limited as to the lien priority of a loan which it may acquire. Ten of the Company's mortgage loans were acquired as junior lien obligations. Moreover, a lender refinancing a loan in the Company's portfolio will typically require, as a condition to its refinancing (the proceeds of which generally are paid to the Company), that the Company's remaining interest in the loan be subordinated to such lender's interest or that the Company release its mortgage lien. The Company currently holds 30 junior lien loans or subordinated senior lien interests, seven of which (at an aggregate book value of $7.7 million, constituting approximately 6.6%, of the book value of the Company's loan portfolio) are not formally secured by recorded mortgages (although they are protected by judgment liens, unrecorded deeds in lieu of foreclosure, borrowers' covenants not to further encumber the property without the Company's consent, and/or similar devices). In addition, in certain circumstances, mortgage loans, including first mortgage loans, may be subject to mechanics', materialmens' or government liens which may be prior in right of payment to liens held by the Company. Subordinate or junior lien loans carry a greater credit risk, including a substantially greater risk of non-payment of interest or principal, than senior lien financing. Where, as part of a financing structure, the Company has an unsecured position, the risk of loss may be materially increased. A decline in the real estate market where the property underlying the loan is located could adversely affect the value of the property such that the aggregate outstanding balances of senior liens and the Company's loan may exceed the value of the underlying property.

         In the event of a default on a senior mortgage, the Company may make payments, if it has the right to do so, in order to prevent foreclosure on the senior mortgage, thereby increasing its investment cost without necessarily improving its lien position. In the event of a foreclosure, the Company will only be entitled to share in the net proceeds after the payment of all senior lienors, including senior mortgagees, and holders of mechanics', materialmens' and government liens. It is therefore possible that the total amount which may be recovered by the Company upon a foreclosure may be less than the outstanding balance of the loan or the Company's investment in the loan, with a resultant loss to the Company. It is also possible that, in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property upon foreclosure of a junior loan, and may accordingly increase the risks to the Company in the event of a default by the borrower on the junior loan.

         Disposition of Acquired Commercial Mortgage Loan Interests. In its commercial mortgage loan acquisition and resolution operations, after the Company has acquired a loan, the Company will typically sell a senior lien position in the loan, or assist the borrower in obtaining third-party refinancing, while retaining a junior lien position in the loan. Although the sale of a senior lien position or a refinancing often results in the return of an amount representing a major portion of (or sometimes exceeding) the amount of Company's investment in the loan, in most such sales or refinancings a reduced portion of the Company's investment in the loan remains unrecovered. Based upon its analysis of the properties underlying the loans, the Company believes that it will recover amounts substantially in excess of the Company's remaining invested capital; however, there can be no assurance that, upon termination of the loan, the borrower will be able to repay the loan or that, if the borrower is not able to do so, the Company will be able to dispose of its remaining loan interest for an amount equal to or in excess of its remaining investment or that the property underlying the loan can be disposed of for an amount equal to or in excess of the interests of senior lienors and the Company's remaining investment.

         Potential Replacement, Repurchase or Repayment of Senior Lien Positions. Senior lien positions aggregating $12.0 million at December 31, 1997 in seven of the commercial mortgage loans in the Company's portfolio have been sold to an institutional investor. Pursuant to the terms of these sales, if the borrower under any such loan defaults in the payment of debt service, the Company is required to replace the defaulted obligation with a performing one. Since the Company has sold (or intends to sell) senior positions in, or refinanced, most of its current portfolio of loans, if the Company were required to replace a defaulted loan with a performing loan, it may not be able to do so without acquiring additional commercial mortgage loans. If the Company could not fulfill its obligation, the institutional investor would have various legal remedies, including foreclosure on and sale of the underlying property (see "Risk Factors - General - Credit Risks") or requiring the Company to repay its interest. There can be no assurance that borrowers on one or more of such loans will not default or that, in such event, the Company would be able to acquire additional commercial real estate mortgage loans to substitute for the defaulted obligations or, if a replacement loan is not so acquired and substituted, that the investor would not seek repayment from the Company. Moreover, generally, interest only is paid on each senior lien obligation until maturity, at which time the entire principal amount of the senior lien obligation becomes due. Maturity dates of the senior lien obligations range from December 1999 to June 2001. If the borrower is unable to pay or refinance any senior lien obligation when it becomes due, the institutional investor may foreclose on the underlying property, or require the Company to repay its interest.

         The Company is also required to repurchase from other institutional investors two senior loans in the event that the senior loans are not repaid, in accordance with their terms, by June 27, and September 29, 2002 for a repurchase price equal to the unpaid principal balance of the respective loans plus accrued interest at the time of repurchase by the Company ($1.6 million and $7.3 million, respectively, at maturity, assuming all debt service payments have been made). There can be no assurance that borrowers on one or more of such loans will not default and the Company required to repurchase the loan, or that the borrowers will be able to repay or refinance the senior lien interests when they become due.

         Lack of Geographic Diversification Exposes the Company's Investments to Higher Risk of Loss Due to Regional Economic Factors. The Company does not expect to set specific limitations on the aggregate percentage of its portfolio relating to properties located in any one area (whether by state, zip code or other geographic measure). Any lack of geographic diversification that may occur could result in the Company's investment portfolio being more sensitive to, and the Company being less able to respond to, adverse economic developments of a primarily regional nature, which may result in reduced rates of return, or higher rates of default, on the Company's mortgage loans than might be incurred with a more geographically diverse investment portfolio. At December 31, 1997, 19 of the 43 loans in the Company's commercial mortgage loan portfolio, aggregating $45.9 million (39%) of the book value of the Company's commercial loan portfolio) relate to properties located in the Philadelphia, Pennsylvania metropolitan area.

         Commercial Mortgage Loan Loss Reserves. The Company records its investment in its commercial mortgage loan portfolio at cost, which is significantly discounted from the face value of, and accrued interest and penalties on, the loans. The cost basis in the loans is reviewed periodically to determine whether it is greater than the sum of the projected cash flows and appraised values of the underlying properties. If the cost basis is found to be greater, the Company provides an appropriate allowance through a charge to operations. The Company did not establish any reserves with respect to its portfolio loans for fiscal years 1994, 1995 and 1996. At December 31, 1997, the Company's allowance for possible losses was $452,000 (0.4% of the book value of its commercial mortgage loan portfolio at that date), of which $52,000 was recorded in the quarter ended December 31, 1997. There can be no assurance that future provisions for loan losses will not be materially greater than the provision recorded at December 31, 1997 which could have a material adverse effect on the Company's results of operations.

         Compliance of Residential Mortgage Loan Operations with Applicable Law. The Company's residential mortgage loan origination business is subject to federal and state laws relating to truth in lending, equal credit opportunity, settlement procedures, mortgage disclosure, debt collection practices and similar matters. Failure to comply with these federal or state laws can lead to loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits and administrative enforcement actions. Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, in the future more restrictive laws, rules and regulations or the judicial interpretation of existing laws, rules and regulations could make compliance more difficult or expensive.

         Residential Mortgage Lending Is a New Business Line. The Company's residential mortgage loan business commenced lending operations in the first quarter of fiscal 1998. As a result, the Company has had only a limited amount of experience upon which an evaluation of its prospects in the business can be based. Such prospects must be assessed in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business which may materially adversely affect the Company's ability to develop the business, and the Company's investment in it.

         Note Received in Sale of Certain Residential Loans. Although the Company's policy is to sell residential mortgage loans for cash, with servicing-released, in the first quarter of fiscal 1998 the Company sold with servicing-retained a pool of residential mortgage loans acquired and originated by it to an unrelated special purpose financing entity for a note with a face value of $8.3 million (and a book value of $8.1 million). The Company recognized a gain of $1.2 million on the sale. The note was partially prepaid, in the amount of $6.2 million, in the second quarter of fiscal 1998 through third-party financing arranged by the special purpose financing entity. The third party financing was unconditionally guaranteed by the Company. The balance of the note ($2.1 million) is due on or before December 31, 2027. The special purpose financing entity has no material assets other than the loan pool sold to it. In addition, the Company has subcontracted the servicing of the pool to Jefferson Bank, with which two of the Company's executive officers (Edward E. Cohen and Daniel G. Cohen) are affiliated. Loans included in this pool are either secured by property located in Louisiana or have loan to value ratios in excess of 100%. Although the Company believes Jefferson Bank has the expertise to service these loans, Jefferson Bank does not typically service residential loans with loan to value ratios in excess of 100%. Accordingly, to the extent that defaults under the loans in the pool are greater than anticipated by the Company, or if loan prepayments are substantially in excess of those anticipated by the Company, the Company may not receive full payment on the remaining balance of the note or, with respect to defaulted loans, may possibly be required to reacquire the loan. This would result in a charge to the Company's earnings in the amount of any unrecovered remaining balance of the note which could materially adversely affect the Company's results of operations. Moreover, if the number of defaults is sufficiently large, the Company may be required to repay some portion or all of the third party financing pursuant to its guaranty. Any such repayment could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors - General - Credit Risks."

         Elimination of Deductibility of Mortgage Interest Could Adversely Affect Results of Operations. Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's residential mortgage loans may be sought by borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of residential loans offered by the Company.

         Environmental Liabilities. In the event of a default on a portfolio loan, the Company may acquire the underlying property through foreclosure. There is a risk that hazardous substances, wastes, contaminants or pollutants would be discovered on the foreclosed property after acquisition by the Company. In such event, the Company might be required to remove such substances at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected property or the loan secured by the property, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected property either prior to or following any such removal.

Equipment Leasing Considerations

         Limited Equipment Leasing Operating History. The Company acquired its equipment leasing operations in September 1995 and, in 1996, the Company expanded these leasing operations to include small ticket equipment leasing for its own account. Although the leasing business acquired by the Company has been in operation since 1986, and the executives primarily responsible for developing the Company's proprietary leasing program have had lengthy experience in the equipment leasing industry, the Company has only a limited amount of direct experience upon which an evaluation of its prospects in the equipment leasing business can be based. Such prospects must be considered in light of the expenses and difficulties frequently encountered by an acquiror in integrating a newly-acquired business with its other operations, and in expanding the scope of the newly-acquired business.

         Demand for Company's Equipment Leasing Services. The demand for the equipment leasing services provided by the Company is subject to numerous factors beyond the control of the Company, including general economic conditions, fluctuations in interest rate levels and fluctuations in demand for the types of equipment as to which the Company provides equipment leases. In addition, the demand for the Company's equipment lease services will be materially affected by the ability of the Company to market its services to manufacturers, regional distributors and other vendors.

         Dependence on Vendors. The Company currently relies upon relationships it has established with certain manufacturers and regional distributors in order to gain access to end-users who will enter into equipment leases. To date, the Company has established vendor programs with nine manufacturers or distributors and is an authorized lessor for the dealer distribution channels of two other manufacturers. Two manufacturers, Minolta Corporation and Lucent Technologies, accounted for 21% and 8%, respectively (by cost) of the equipment leased by the Company since inception of leasing operations through December 31, 1997 (and 18% and 8%, respectively, of equipment leased by the Company during the quarter ended December 31, 1997). In the event that these vendors significantly reduce the number of leases placed with the Company, and the Company cannot replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

         Financing for Equipment Leasing Operations. The Company anticipates that it may be required to provide credit enhancement for debt obligations incurred under any warehouse or permanent financing utilized in its equipment leasing operations. See "Risk Factors - General - Ability to Generate Funding for Growth." These credit enhancements may include cash deposits, funding of subordinated tranches of securitizations, the pledge of additional equipment leases which are funded by the Company's capital, and/or (as is the case with the Company's existing credit facility) a guaranty by the Company and restrictive covenants concerning maintenance by the Company of minimum capital levels or debt to equity ratios. Any such requirements may reduce the Company's liquidity and require it to obtain additional capital. The Indenture pursuant to which the Senior Notes were issued contains certain restrictions which may limit the Company's ability to provide credit enhancement. See "Risk Factors - General - Ability to Generate Funding for Growth."

         The Company anticipates that warehouse financing (as is the case with the Company's existing credit facility) will bear interest at variable rates while its permanent funding will typically be at fixed rates set at the time the financing is provided. Accordingly, the Company will be subject to interest rate risk to the extent interest rates increase between the time a lease is funded by warehouse facilities and the time of permanent funding. Increases in interest rates during this period could narrow or eliminate the spread between the effective interest rates on the Company's equipment leases and the rates on the Company's funding, or result in a negative spread.

         Sale of Equipment Leases. The Company has sold its entire interest in originated equipment leases and the related equipment to unaffiliated special purpose financing entities (each, an "Intermediate Purchaser") for cash and promissory notes. At December 31, 1997, the Company held $9.0 million of such notes and had recognized gains on lease sales related to such notes of $5.5 million. The Intermediate Purchaser resells the leases to a financial institution which provides the cash portion of the purchase price payable to the Company. The Company typically will provide credit enhancement in connection with a refinancing or resale, generally in the form of a guarantee of the refinancing and/or a commitment to replace defaulted leases in excess of permitted limits. The Intermediate Purchasers have no material assets other than the leases and equipment purchased from the Company. If lease defaults are greater than anticipated by the Company, the ability of an Intermediate Purchaser to repay its notes to the Company may be adversely affected. The ability of the Intermediate Purchaser to repay the notes could also be adversely effected if the realization of residuals is less than anticipated by the Company. See "Risk Factors - Equipment Leasing Considerations Residuals." Accordingly, lease defaults that are greater than anticipated and residual earnings that are less than anticipated could result in a charge to the Company's earnings in the amount of the notes not recoverable by the Company. Moreover, if the number of lease defaults is sufficiently large, the Company may be required, under the terms of any credit enhancement provided by it, to repay some portion or all of the financing arranged by the Intermediate Purchaser or to replace defaulted leases with performing leases. See "Risk Factors Equipment Leasing Considerations - Potential Replacement of Leases." Any such repayment or replacement could have a material adverse effect on the Company's results of operations and financial condition.

         While the existing forward lease sale commitment among the Company, an Intermediate Purchaser and certain institutional purchasers does not require the Company to provide credit enhancement, if lease defaults are greater than anticipated, not only will the ability of the Intermediate Purchaser to repay its note be adversely affected, the institutional purchasers may terminate the commitment. To preserve the ability of the Intermediate Purchaser to pay its note, and/or to prevent termination of the commitment, the Company may determine to replace defaulted leases. Any such replacement could result in a charge to the Company's earnings.

         Residuals. "Residuals" are proceeds received upon the sale or re-leasing of equipment upon lease termination or from the extension of lease terms beyond their original expiration dates. To the date of this Prospectus, as part of its equipment lease sales the Company has sold its entire interest in the leased equipment, including residuals, to Intermediate Purchasers in exchange for cash and promissory notes. The promissory notes will typically include all of the Company's gain on the sale and a portion of its capital investment. Payment of the notes will, to a material extent, depend upon residuals realized. The Company may be required to establish an allowance for possible losses against the notes if residuals are less than anticipated at the time of sale. If the Company is required to establish an allowance, it would result in a charge to earnings; any such charge could materially adversely affect the Company's results of operations. In the future, the Company anticipates that it may retain residuals for its own account in which case the gain on sale of leases would be materially reduced as the recognition of revenues, if any, from residuals would be recorded subsequently upon lease termination. Realization of residuals are subject to a number of factors including the ability or willingness of a lessee to continue to lease or to acquire the equipment, unusual wear and tear on or use of the equipment, equipment obsolescence, excessive supply of similar equipment, reductions in manufacturers' prices for similar equipment and similar matters which could materially adversely affect the amount of residuals obtainable. To the extent that the Company retains residuals, a decline in their value could adversely affect the Company's operating results and financial condition.

         Potential Replacement of Leases. Under the terms of certain of its lease sales, the Company may be required to replace a lease if the lessee defaults in its obligations under the lease. If the Company were required to replace a lease, the pool of leases otherwise available for sale by the Company would be reduced. In addition, the Company would have to repossess the leased equipment in order to attempt to recover the lease balance. There can be no assurance that the amount realizable from equipment subject to a defaulted lease will be sufficient to recover amounts invested by the Company. See "Risk Factors
- General - Credit Risks."

Energy Industry Considerations

         Volatility of Oil and Gas Prices. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors over which the Company has no control. These factors include the extent of domestic production and importation of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, the ability of members of the Organization of Petroleum Exporting Countries to agree upon price and production levels for oil, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control, such as operational and transportation difficulties of pipeline or oil purchasing companies, may also limit sales. In addition, the price level of natural gas obtainable by the Company depends upon the needs of the purchasers to which the producer has access. Depending on the purchasers' needs, the price obtainable for natural gas produced by the Company, or the amount of natural gas which the Company is able to sell, the revenues of the Company from its energy operations may be materially adversely affected.

         Possible Decline in Production. Production of oil and gas from a particular well generally declines over time until it is no longer economical to produce from the well, at which time the well is plugged and abandoned. The Company's wells have been drilled at various times from 1966 to the present. The Company's wells generally have productive lives of 15 to 20 years and have been subject to normal production declines. To date, these declines have been offset largely by the acquisition of additional wells and, to a materially lesser extent, drilling of wells. The Company cannot predict whether the Company will acquire further energy assets or drill further wells, or as to the timing or cost thereof.

         Operating Hazards and Uninsured Risks. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damage caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could materially adversely affect the Company's results of operations or financial condition. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company may elect to self-insure if it believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.

         Carrying Value of Energy Properties May Be Subject to Reduction. The Company annually reviews the carrying value of its oil and natural gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal year and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write-down the carrying value of its oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. If a write-down is required, it could result in a material charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

         Uncertainty of Estimates of Oil and Natural Gas Reserves. The estimates of the Company's proved oil and natural gas reserves and the estimated future net revenues therefrom referred to immediately above are based upon reserve reports that rely upon various assumptions, including assumptions required by the Commission as to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those estimated by the Company or contained in the reserve reports. Any significant variance in these assumptions could materially affect the estimated quantity of the Company's reserves. The Company's properties also may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, mechanical difficulties, governmental regulation and other factors, many of which are beyond the Company's control.

         Governmental Regulation and Environmental Matters. Oil and gas operations are subject to various federal, state and local government regulations that may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the development, production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and material produced or used in connection with oil and gas operations are subject to complex regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. The Company believes that it is in compliance with applicable regulations, although there can be no assurance that this is or will remain the case. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's financial condition and results of operations.

Restrictions on Payment of Dividends

         Under the terms of the Senior Notes, the Company may not pay dividends or make other distributions on the Common Stock in excess of 25% of aggregated consolidated net income (offset by 100% of any deficit) on a cumulative basis. Accordingly, the Company's ability in the future to pay (or increase the amount of) cash dividends on its Common Stock may be restricted, depending upon the amount of its future income.

Importance of Key Employees

         The Company's future success will depend upon the continued services of the Company's senior management and, with respect to its leasing operations, the Chairman and Chief Executive Officer of its small ticket leasing subsidiary. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon the Company. See "Management." The Company does not maintain key man life insurance on, nor (except for employment agreements with Edward E. Cohen, the Chairman, Chief Executive Officer and President of the Company, Abraham Bernstein, the Chairman and Chief Executive Officer of its small ticket leasing subsidiary, and Daniel G. Cohen, the Chairman and Chief Executive Officer of the Company's residential mortgage lending business and an Executive Vice President of the Company) does it have employment agreements with, any of its senior management.

Forward Looking Statements

         This Prospectus, and the information incorporated by reference herein, may include certain statements and estimates provided by the Company with respect to the Company's anticipated operations. Such statements and estimates reflect various assumptions made by the Company about circumstances and events, many of which have not yet taken place, as well as reflecting a substantial degree of judgment by management as to the scope and presentation of such information. There can be no assurance that any of such statements or estimates of anticipated operations will prove to be correct, and no representations and warranties are made as to the accuracy of such statements or estimates. Actual results may vary and such variations may be material.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds form the sale of the Shares offered by the Selling Shareholders.

                         DETERMINATION OF OFFERING PRICE

         The Company will not be involved in the determination of the price or prices at which the Selling Shareholders will offer their shares. The Shares may be sold by the Selling Shareholders from time to time on Nasdaq, or otherwise, at market prices for the Common

Stock prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

                              SELLING SHAREHOLDERS

         The Selling Shareholders listed below acquired the Shares pursuant to the terms of a Stock Purchase Agreement dated July 27, 1997, by and among Physicians Insurance Company of Ohio and the Selling Shareholders. In connection with the Stock Purchase Agreement, the Company undertook to (i) prepare and file the Registration Statement under the Securities Act covering the sale of the Shares, (ii) use its best efforts to cause the Registration Statement to be declared effective, and (iii) use its best efforts to maintain the Registration Statement in effect for two years from the effective date thereof.

         The following table sets forth, as of February 29, 1998, all of the shares of Common Stock owned by each of the Selling Shareholders. Although all of such shares have been registered under the Registration Statement and are thereby deemed to be offered for sale, there can be no assurance that all or any part of any particular Selling Shareholder's holdings will be sold.


                                                   Pre-Offering                                    Post-Offering
                                                   Total Number                                    Total Number
                                                    of Shares                                        of Shares
                                                   Beneficially          Shares Available          Beneficially
Selling Shareholder                                   Owned                  for Sale                  Owned
-------------------                                ------------          -----------------         --------------
Rath Foundation                                         50,000                 50,000                     0
Keefe Partners, L.P.                                   225,000                225,000                     0
GAM Equity #10                                          15,000                 15,000                     0
Keefe Offshore Fund                                    210,000                210,000                     0
West Broadway Partners, L.P.                            12,500                 12,500                     0
West Broadway Securities, Ltd.                          12,500                 12,500                     0
Bear, Stearns Securities Corp.
  f/a/o Friedman, Billings,
  Ramsey & Co., Inc.(1)                                 28,150                 28,150                     0
Financial Services Hedge Fund, L.P.                      3,300                  3,300                     0
Bay Pond Investors (Bermuda), L.P.                      26,800                 26,800                     0
Bay Pond Partners, L.P.                                 67,300                 67,300                     0
Barlow Partners, L.P.                                    2,600                  2,600                     0
FBR Private Equity Fund, L.P.(1)                        28,595                 28,595                     0
FBR Ashton, Limited Partnership(1)                     266,180                266,180                     0
FBR Opportunity Fund, Ltd.(1)                           35,225                 35,225                     0

(1) FBR Private Equity Fund, L.P., FBR Ashton Limited Partnership and FBR Opportunity Fund, Ltd. are affiliates of Friedman Billings Ramsey & Co., Inc. ("FBR"). FBR acted as the lead underwriter with respect to a public offering of the Company's Common Stock in December 1996 and as the placement agent with respect to a private offering of the Company's Senior Notes in July 1997. FBR currently makes a market in the Company's Common Stock and Senior Notes. FBR also acted as the lead underwriter in connection with RAIT's public offering and currently makes a market in RAIT's common shares.

                              PLAN OF DISTRIBUTION

       The distribution of the Shares by the Selling Shareholders may be effected from time to time, in one or more transactions on Nasdaq or otherwise, in special offerings, secondary distributions pursuant to and in accordance with applicable rules and regulations of the Commission and the National Associates of Securities Dealers, Inc. in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Selling Shareholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). Selling Shareholders may, as and when Rule 144 under the Securities Act of 1933 is available, sell shares covered by this Prospectus in one or more transactions under said Rule.

       Selling Shareholders, and broker-dealers that participate with Selling Shareholders in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting compensation. The Company has no basis for estimating either the number of Shares that will ultimately be sold by the Selling Shareholders or the prices at which the Shares will be sold.

                                  LEGAL MATTERS

         The validity of the Common Stock being offered hereby is being passed on by Ledgewood Law Firm, P.C., counsel to the Company.

                                     EXPERTS

         The consolidated financial statements and schedules of the Company as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997 incorporated by reference in this Prospectus have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent certified public accountants.

No person is authorized to give any information or to make any representation not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                                -----------------
                                TABLE OF CONTENTS
                                -----------------


                                                              Page

Available Information...........................................3
Incorporation of Certain Documents
  by Reference..................................................3
The Company.....................................................5
Risk Factors....................................................7
Use of Proceeds................................................24
Determination of Offering Price................................24
Selling Shareholders...........................................25
Plan of Distribution...........................................26
Legal Matters..................................................26
Experts........................................................26

                                 983,150 Shares




                                     [LOGO]



                             RESOURCE AMERICA, INC.



                                  Common Stock


                                 ______________


                                   PROSPECTUS



                                 ______________



                                March _____, 1998

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

Registration and Filing Fees:


         Securities Exchange Commission.........................................    $13,051.32
         NASD ..................................................................    $17,500.00
         Total Registration and Filing Fees.....................................                    $30,441.32

Printing and Engraving*.........................................................     $7,500.00
Legal*            ..............................................................     $7,500.00
Blue Sky*         ..............................................................          0.00
Accounting*       ..............................................................     $5,000.00
Total Other Expenses*...........................................................          0.00      $20,000.00
                                                                                                    ----------
Total Expenses..................................................................                    $50,551.32
                                                                                                    ==========

-------------
*Estimate

Item 15.  Indemnification of Directors and Officers

         As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may `be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 16. Exhibits and Financial Statement Schedules.

         a.       Exhibits.

                  2.       Agreement and Plan of Merger among Tri-Star Financial Services, Inc.
                           Frank Pellegrini, Resource Tri-Star Acquisition Corp. and the
                           Registrant(8)

                  3.1      Restated Certificate of Incorporation of the Registrant.(1)

                  3.2      Bylaws of the Registrant, as amended.(1)

                  4.       Form of Certificate for Common Stock.(1)

                  5. Opinion of Ledgewood Law Firm, P.C., as to the legality of the securities being registered
                           (including consent).

                  10.1     Indenture with respect to 12% Senior Notes due 2004 (including form of note).(2)

                  10.2     1984 Key Employee Stock Option Plan, as amended.(3)

                  10.3     1989 Key Employee Stock Option Plan, as amended.(3)

                  10.4     Employee Stock Ownership Plan.(4)

                  10.5     1997 Key Employee Stock Option Plan.(5)

                  10.6     1997 Stock Option Plan for Directors.(5)

                  10.7     1997 Non-Employee Director Deferred Stock and Defined
                           Compensation Plan.(5)

                  10.8     Employment Agreement between Edward E. Cohen and Registrant(6)

                  10.9     Contribution Agreement between Resource Leasing, Inc. and Abraham
                           Bernstein.(1)

                  10.10    Employment Agreement between Fidelity Leasing, Inc. and Abraham
                           Bernstein.(1)

                  10.11    Employment Agreement between Fidelity Mortgage Funding, Inc. and
                           Daniel G. Cohen.(6)


                                      II-2



                  10.12    Loan and Security Agreement between CoreStates Bank, N.A. and First
                           Union National Bank, and Registrant.(7)

                  10.13    Warehousing Agreement between Fidelity Mortgage Funding, Inc. and
                           CoreStates Bank, N.A.(8)

                  10.14    Master Loan and Security Agreement between Fidelity Mortgage
                           Funding, Inc. and Morgan Stanley Mortgage Capital Inc.(8)

                  10.15    Loan Agreement between Registrant and KeyBank, N.A.(8)

                  10.16    Stock Purchase Agreement among Physicians Insurance Company of
                           Ohio and Selling Shareholders, joined by the Company.(8)

                  11.1     Calculation of Primary and Fully Diluted Earnings per Share.(8)

                  12.      Statement regarding computation of ratios.(8)

                  21.1     List of Subsidiaries.(8)

                  23.1     Consent of Ledgewood Law Firm, P.C. (included in Exhibit 5).

                  23.2     Consent of Grant Thornton LLP.

                  24. Power of Attorney (included as part of signature pages to this registration statement).

                  27.      Financial Data Schedule.(8)

-----------

(1) Filed previously as an Exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-13905) and by this reference incorporated herein.
(2) Filed previously as an Exhibit to the Company's Registration Statement on Form S-4 (Registration No. 333-40231) and by this reference incorporated herein.
(3) Filed previously as an Exhibit to the Company's Registration Statement on Form S-8 May 2, 1996 and by this reference incorporated herein.
(4) Filed previously as an Exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1989 and by this reference incorporated herein.
(5) Filed previously as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(6) Filed previously as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.
(7) Filed previously as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.
(8) Filed previously as an Exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 1997.

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, That paragraphs (1)(i) and (1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of registrant's Certificate of Incorporation, Bylaws or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on March 19, 1998.

                                        RESOURCE AMERICA, INC.



                                        By: /s/ Edward E. Cohen
                                           ------------------------------------
                                           Edward E. Cohen, Chairman of the
                                           Board of Directors, Chief Executive
                                           Officer and President

                                POWER OF ATTORNEY

         Each person whose signature appears below in so signing also makes, constitutes and appoints Edward E. Cohen, Steven J. Kessler, Michael L. Staines, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this registration statement with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact's substitute or substitutes may do or cause to be done by virtue hereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

EDWARD E. COHEN, Chairman of                                  Date:  March 19, 1998
the Board of Directors,
Chief Executive Officer,
President and Director
(Chief Executive Officer)


CARLOS C. CAMPBELL, Director                                  Date:  March 19, 1998



DANIEL G. COHEN, Executive Vice                               Date:  March 19, 1998
President and Director


ANDREW M. LUBIN, Director                                     Date:  March 19, 1998


SCOTT F. SCHAEFFER, Executive Vice                            Date:  March 19, 1998
President and Director


                    [SIGNATURES CONTINUED ON FOLLOWING PAGE]

                     [SIGNATURES CONTINUED FROM PRIOR PAGE]



ALAN D. SCHREIBER, M.D.,                                      Date:  March 19, 1998
Director


MICHAEL L. STAINES, Senior                                    Date:  March 19, 1998
Vice President, Secretary
and Director


JOHN S. WHITE, Director                                       Date:  March 19, 1998



STEVEN J. KESSLER, Senior Vice President                      Date:  March 19, 1998
- Finance and Chief Financial Officer


NANCY J. MCGURK, Vice                                         Date:  March 19, 1998
President - Finance
(Chief Accounting Officer)



By: /s/ Steven J. Kessler
    --------------------------------------
        STEVEN J. KESSLER,
        as attorney-in-fact for each such
        person pursuant to power of
        attorney heretofore filed as part
        of this Registration Statement